Roxanne K. Beilly, P.A.

ATTORNEY-AT-LAW

907 SE 7TH STREET

FORT LAUDERDALE, FLORIDA 33301

Roxanne K. Beilly*	Telephone: (954) 632-3181
* Admitted in FL	rbeilly@gmail.com

July 24, 2014

“CORRES”

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.   20549

Attention: William H. Thompson, Accounting Branch Chief

Re:         OmniComm Systems, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 0-25203

Dear Mr. Thompson:

This will confirm the discussion with Scott Stringer today relative to an extension of the Company’s response date for the above filing until August 22, 2014. Thank you for your courtesy in this matter.

Sincerely yours,

/s/Roxanne K. Beilly

Roxanne K. Beilly

Cc:     OmniComm Systems, Inc.